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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                         PhoneTel Technologies, Inc.
                              (Name of Issuer)

                        Common Stock, $.01 par value
                       (Title of Class of Securities)

                                 71921H-10-9
                               (CUSIP Number)

                          Lawrence G. Goodman, Esq.
                  Shereff, Friedman, Hoffman & Goodman, LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 758-9500
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                             September 19, 1995

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              SEC 1746 (12-91)

                                   SCHEDULE 13D

CUSIP No.  71921H-10-9                                     Page 2 of 12 Pages



1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GABRIEL CAPITAL, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
                                                           (b)


3  SEC USE ONLY


4   SOURCE OF FUNDS

      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

                      7 SOLE VOTING POWER

 NUMBER OF
   SHARES             8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                975,850
    EACH
  REPORTING
   PERSON             9 SOLE DISPOSITIVE POWER
    WITH

                     10 SHARED DISPOSITIVE POWER

                          975,850



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        975,850


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.4%

14  TYPE OF REPORTING PERSON*

      PN





                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                                               SEC 1746 (12-91)

                                    SCHEDULE 13D

CUSIP No.  71921H-10-9                                       Page 3 of 12 Pages

1  NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ARIEL FUND LIMITED

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) /X/
                                                                    (b) / /


3  SEC USE ONLY


4  SOURCE OF FUNDS

     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                   / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS

                      7 SOLE VOTING POWER

  NUMBER OF
   SHARES             8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                975,850
    EACH
  REPORTING
   PERSON             9 SOLE DISPOSITIVE POWER
    WITH

                     10 SHARED DISPOSITIVE POWER

                          975,850


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      975,850

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      7.4%

14  TYPE OF REPORTING PERSON*

      CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                                               SEC 1746 (12-91)

                                SCHEDULE 13D

CUSIP No.  71921H-10-9                                    Page 4 of 12 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     ARIEL MANAGEMENT CORP.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  /X/
                                                               (b)


3  SEC USE ONLY


4  SOURCE OF FUNDS

     00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                             / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE


                      7 SOLE VOTING POWER

  NUMBER OF
   SHARES             8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                975,850
    EACH
  REPORTING
   PERSON             9 SOLE DISPOSITIVE POWER
    WITH

                     10 SHARED DISPOSITIVE POWER

                          975,850


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       975,850


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.4%

14  TYPE OF REPORTING PERSON*

      CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                                               SEC 1746 (12-91)

                                SCHEDULE 13D

CUSIP No.  71921H-10-9                                     Page 5 of 12 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J. EZRA MERKIN


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  /X/
                                                                 (b)


3  SEC USE ONLY


4  SOURCE OF FUNDS

     00


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

                      7 SOLE VOTING POWER

  NUMBER OF
   SHARES             8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                1,951,700
    EACH
  REPORTING
   PERSON             9 SOLE DISPOSITIVE POWER
    WITH

                     10 SHARED DISPOSITIVE POWER

                          1,951,700


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,951,700


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.8%

14  TYPE OF REPORTING PERSON*

      IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                                               SEC 1746 (12-91)

                                     SCHEDULE 13D



Item 1.   Security and Issuer

          Securities acquired:  Common Stock,  $.01 par value ("Common Stock")

          Issuer:   PhoneTel Technologies, Inc.
                    650 Statler Office Tower
                    1127 Euclid Avenue
                    Cleveland, Ohio 44115
                    (216) 241-2555

Item 2.   Identity and Background

     (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Gabriel Capital, L.P., a Delaware limited partnership ("Gabriel"), Ariel Fund Limited, a Cayman Islands corporation ("Ariel Fund"), Ariel Management Corp. ("Ariel"), a Delaware Corporation and the Investment Advisor of Ariel Fund, and J. Ezra Merkin ("Merkin"). Merkin is the General Partner of Gabriel. Merkin is also the sole shareholder, sole director and the president of Ariel. Gabriel, Ariel Fund, Ariel and Merkin are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each of Gabriel, Ariel and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies.

     Gabriel and Ariel Fund are private investment funds. Ariel and Merkin are private investment managers.

     Merkin is a United States citizen.

     See Item 5 for information regarding ownership of Common Stock.

     (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds

     As of September 12, 1995, Gabriel and Ariel Fund made a loan (the "Loan") in the principal amount of $1,200,000 ($600,000 each) to the Issuer, each using their own funds. The loan transaction was funded on September 19, 1995. In connection with the funding of the Loan, each of Gabriel and Ariel Fund were issued separate warrants (the "Warrants") to purchase 369,300 shares (for an aggregate of 738,600 shares) of Common Stock.

     On August 29, 1995, Gabriel purchased 350,000 shares of Common Stock at an aggregate cost of $262,500, and Ariel Fund purchased 350,000 shares of Common Stock at an aggregate cost of $262,500, each using its own funds. In addition, in connection with the respective purchases of Common Stock, each of Gabriel and Ariel Fund were issued separate Warrants to purchase 256,550 shares of Common Stock.

     All of the forgoing transactions were with the Issuer.

Item 4.   Purpose of the Transaction

     All of the shares of Common Stock and Warrants were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

     Gabriel and Ariel Fund have entered into an agreement with the Issuer pursuant to which Gabriel and Ariel Fund may nominate one candidate to the Issuer's Board of Directors in the event Gabriel and Ariel Fund own, collectively and in the aggregate, at least 700,000 shares of Common Stock. The Reporting Persons have no present intention of exercising such right. The Reporting Persons are engaged in discussions with the Issuer concerning the possible grant of preemptive rights by the Issuer to the Reporting Persons.
In addition, the Reporting Persons are engaged in discussions with the Issuer concerning other transactions which may result in the acquisition by Gabriel and Ariel Fund of additional unregistered securities of the Issuer. At present there is no definitive agreements between such parties in this regard, and there can be no assurance that any such transactions will take place.

     Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events subject to applicable laws and regulations.

Item 5.   Interest in Securities of the Issuer

     (a) and (b) Gabriel is the beneficial and record owner of 350,000 shares of Common Stock and Warrants to purchase 625,850 shares of Common Stock, for a total beneficial ownership of 975,850 shares of Common Stock, or 7.4% of the outstanding shares of Common Stock.

     Ariel Fund is the beneficial and record owner of 350,000 shares of Common Stock and Warrants to purchase 625,850 shares of Common Stock, for a total beneficial ownership of 975,850 shares of Common Stock, or 7.4% of the outstanding shares of Common Stock.

     Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 975,850 shares of Common Stock (assuming exercise of the Warrants) owned by Ariel Fund. Accordingly, Ariel may be deemed to be the beneficial owner of such 975,850 shares of Common Stock, or 7.4% of the outstanding shares of Common Stock.

     As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 975,850 shares of Common Stock (assuming exercise of the Warrants) owned by Gabriel. In addition, as the president of Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 975,850 shares of Common Stock (assuming exercise of the Warrants) owned by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 1,951,700 shares of Common Stock, or 14.8% of the outstanding shares of Common Stock.

     The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 11,261,043 outstanding shares of Common Stock of the Issuer on August 29, 1995, which information was supplied by the Issuer to the Reporting Persons, and does not take into account the shares of Common Stock and Warrants issued to the Reporting Persons.

     The Warrants are exercisable for a period of ten years from issuance at an exercise price of $.95 per share of Common Stock. The Warrants and the Common Stock issuable in respect of the Warrants are, or will be, unregistered.

     (c) On September 19, 1995, each of Gabriel and Ariel Fund were issued separate Warrants to purchase 369,300 shares of Common Stock. See Item 3.

     (d)  Not Applicable

     (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 4.

Item 7.   Material to be Filed as Exhibits


     Exhibit B. Voting Agreement

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GABRIEL CAPITAL, L.P.

                                       By: /s/ J. Ezra Merkin
                                           Name: J. Ezra Merkin
                                           Title: General Partner


                                       ARIEL FUND LIMITED

                                       By: MEESPIERSON MANAGMENT (CAYMAN)
                                           LIMITED

                                       By: /s/ Roger Hanson, C. Anthony Mellin
                                           Name:Roger Hanson, C. Anthony Mellin
                                           Title: Director, Director


                                       ARIEL MANAGEMENT CORP.

                                       By: /s/ J. Ezra Merkin
                                           Name:  J. Ezra Merkin
                                           Title: President

                                       /s/ J. Ezra Merkin
                                       J.  EZRA MERKIN

Dated: September 22, 1995

                                                                     Exhibit B

                            GABRIEL CAPITAL, L.P.
                             ARIEL FUND LIMITED
                               450 Park Avenue
                          New York, New York  10022


                                       September 12, 1995



Phonetel Technologies, Inc.
650 Statler Officer Tower
1127 Euclid Avenue
Cleveland, Ohio  44115

Gentlemen:

    This is to confirm our understanding that, commencing at such time as Gabriel Capital, L.P. ("Gabriel"), Ariel Fund Limited ("Ariel") and their respective affiliates own in the aggregate at least 700,000 of the issued and outstanding shares of common stock, $.01 par value ("Common Stock"), of Phonetel Technologies, Inc. (the "Company"), Gabriel and Ariel will have the right upon written notice to the Company, to designate a candidate to the Company's board of directors (the "Board").

     A candidate designated by Gabriel and Ariel may be removed as a director only by the written consent of Gabriel or Ariel. In the event any candidate designated by Gabriel or Ariel dies, resigns, is removed or otherwise ceases to serve as a member of the Board, Gabriel and Ariel shall have the right to designate a successor.

     The Company agrees to take such prompt action as shall be necessary to cause the election to the Board of the candidate designated by Gabriel and Ariel including, but not limited to, arranging for the resignation of such other director necessary to allow for such election.

     In the event that Gabriel, Ariel and their respective affiliates should own in the aggregate less than 700,000 of the issued and outstanding Common Stock, Gabriel and Ariel shall cause its candidate to resign from the Board.

     If the foregoing is acceptable, please have a duly authorized officer of the Company sign a copy of this letter in the space indicated below and return it to the undersigned, whereupon it will become a binding agreement between us as of the date first above written.



                                       Very truly yours,

                                       GABRIEL CAPITAL, L.P.

                                       By:   /s/Elliot H. Herskowitz


                                       ARIEL FUND LIMITED

                                       By:   /s/Elliot H. Herskowitz



          Accepted and Agreed to:

          PHONETEL TECHNOLOGIES, INC.

          By:   /s /Daniel J. Moos
               Senior Vice President